Exhibit 99.16

WBM Capital Corp. Announces Proposed Reverse Takeover of Wappier Inc.

Vancouver, British Columbia--(Newsfile Corp. - April 2, 2025) - WBM Capital Corp. (the “Company” or “WBM”) is pleased to announce that it has entered into a definitive business combination agreement with Wappier Inc. (“Wappier”) dated April 2, 2025 pursuant to which, subject to the satisfaction of certain conditions, including receipt of all necessary approvals, the Company and Wappier will complete a transaction, which will result in the reverse takeover of the Company by Wappier (the “Resulting Issuer”) and listing of the Resulting Issuer on the Canadian Securities Exchange (the “Proposed Transaction”).

Completion of the Proposed Transaction remains subject to a number of conditions, including the receipt of all required corporate, shareholder, regulatory and other approvals. A comprehensive news release will be issued by WBM and Wappier setting out the terms of the Proposed Transaction, which shall include information about Wappier upon closing of the Proposed Transaction and the proposed financing of Wappier to be carried out in connection with the Proposed Transaction, including details of repayment of debt obligations.

In today’s artificial intelligence (“AI”) driven landscape, proprietary data serves as the cornerstone for competitive advantage and superior consumer insights. Wappier leverages its exclusive access to proprietary data, processing billions of unique data points daily through advanced Large Quantitative Models (“LQMs”). These LQMs construct sophisticated digital twins for each customer’s consumer base, enabling real-time predictive insights and precise, dynamic influencing of consumer behaviors at unparalleled scale and accuracy.

Central to Wappier’s advanced capabilities is its agentic architecture, specifically designed for optimal revenue optimization and comprehensive customer lifecycle management. This AI-driven architecture autonomously identifies revenue-enhancing opportunities and proactively orchestrates highly personalized, consumer-centric interactions across the entire customer journey. By continuously refining these interactions, Wappier maximizes consumer engagement, retention, and lifetime value, thus setting the standard for next-generation AI-powered marketing technology.

Furthermore, Wappier is in advanced stages of completing the acquisition of a prominent European entity with a substantial customer base in the wireless carrier industry (the “Acquisition”). This strategic move is intended to significantly expand Wappier’s proprietary data resources and customer base, providing access to extensive consumer datasets unique to the wireless communications sector.

The integration of this European entity will enrich Wappier’s LQMs, enhancing the accuracy and effectiveness of the company’s AI-driven predictive and prescriptive analytics. Leveraging this new proprietary data, Wappier aims to further refine consumer digital twins, enabling even more precise real-time predictions and personalized consumer interactions.

Through the Acquisition, that is envisioned to close concurrently with the Proposed Transaction, Wappier expects to solidify its leadership position in AI-powered consumer analytics and drive continued growth in mobile revenue optimization across Europe and globally.

About Wappier Inc.

Wappier is a leading provider of AI-powered business optimization solutions, transforming unstructured consumer data into digital consumer twins using Large Quantitative Models. Its proprietary platform increases consumer monetization, reduces churn, and maximize customer lifetime value. Wappier’s core offerings include Global and Promotional Pricing Optimization, dynamic Next Best Action recommendations, and multidimensional Customer Loyalty Programs for lobal mobile publishers and wireless carriers. For more information, visit www.wappier.com.

About WBM Capital Corp.

WBM is a British Columbia corporation that is a reporting issuer under the securities laws of British Columbia, Alberta and Ontario. WBM has no material assets and does not conduct any operations or active business, other than the identification and evaluation of acquisition opportunities to permit the company to acquire a business or assets in order to conduct commercial operations.

For additional information, please contact:

WBM Capital Corp.

Carlo Rigillo

Chief Executive Officer

T: 647-400-4794

E: carlo.rigillo@gmail.com

Cautionary Statements

As noted above, completion of the Proposed Transaction is subject to a number of conditions. There can be no assurance that the Proposed Transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the management information circular and listing statement of the Company, Wappier and the Resulting Issuer, as applicable, to be prepared in connection with the Proposed Transaction, any information released or received with respect to the Proposed Transaction may not be accurate or complete and should not be relied upon.

Forward-Looking Information and Statements

This news release contains “forward-looking information” within the meaning of applicable securities laws. All statements contained herein that are not clearly historical in nature may constitute forward-looking information.

Generally, such forward-looking information or forward-looking statements can be identified by the use of forward looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or may contain statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “will continue”, “will occur” or “will be achieved”. The forward-looking information and forward-looking statements contained herein include, but are not limited to, statements regarding: the Company’s ability to complete the Proposed Transaction; and the closing date of the Proposed Transaction.

Forward-looking information in this news release are based on certain assumptions and expected future events, namely: the Company’s ability to continue as a going concern; the Company’s ability to continue to develop revenue generating applications; continued approval of the Company’s activities by the relevant governmental and/or regulatory authorities; and the continued growth of the Company.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the potential inability of the Company to continue as a going concern; risks associated with potential governmental and/or regulatory action with respect to the Company’s operations; and the Company’s inability to complete the Proposed Transaction.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect the Company’s expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

Not for distribution to United States newswire services or for release publication, distribution, or dissemination directly, or indirectly, in whole or in part, in or into the United States.

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https://www.newsfilecorp.com/release/247017